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                                                              Exhibit (a)(1)(ix)


                        FORM OF COMMUNICATION TO REJECTED
                  TENDERING KPMG CONSULTING, INC. OPTIONHOLDERS

To:           [Name of Tendering KPMG Consulting, Inc. Optionholder]
From:         Linda Chan, Stock Plan Manager
Date:         [Date of transmission]
Re:           Rejected Election Form for Stock Option Exchange Program

     Unfortunately, your Election Form regarding the stock option exchange program was either inaccurate or incomplete and was not accepted by KPMG Consulting, Inc. [Reasons for rejection to be described]. If you wish to participate in the stock option exchange program, complete the Election Form and send it as soon as possible to the attention of Linda Chan, Stock Plan Manager,
                            ------------------------------- ------------------
by electronic mail as indicated below, interoffice mail, facsimile (212-954-7113), or regular or overnight mail (KPMG Consulting, Inc., Attn:
Option Exchange, 757 Third Avenue, 8th Floor, New York, NY, 10017). The Election Form must be received before 12:00 Midnight, Eastern Standard Time, on Friday, March 1, 2002, unless the offer is extended by KPMG Consulting, in its sole discretion. Please ensure that you receive a confirmation from us, via your KPMG Consulting e-mail account, or via facsimile or mail, if that is the method of communication you requested we use in connection with this offer, after you submit your Election Form.

     If I do not receive an accurate and complete Election Form evidencing your intention to tender eligible options from you before the deadline, all stock options currently held by you with an exercise price of $55.50 per share will remain intact at their original price and original terms.

     A blank Election Form is attached to this e-mail.

     If you have questions about the Offer to Exchange or the Election Form, please contact me at 212-872-4394 or send your questions to US-optionexchange@kpmg.com.